UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 1)
Cypress Bioscience, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

232674507
(CUSIP Number)

Peter Kolchinsky
RA Capital Management, LLC
20 Park Plaza, Suite 905
Boston, MA 02116
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.           232674507

1.		Names of Reporting Persons.
RA Capital Management, LLC
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization	Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,000,000[1]
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	1,000,000[1]
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	1,000,000[1]
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11)	2.59%
14.		Type of Reporting Person (See Instructions)	IA

1  These shares represent 501,274 shares held by RA Capital Healthcare Fund, L.P. (the “Fund”) and 498,726 shares held by Blackwell Partners, LLC (“Blackwell”). RA Capital Management, LLC (“Capital”)  is the general partner of Fund and the investment adviser of Blackwell. Peter Kolchinsky is the sole manager of Capital.

CUSIP No.           232674507

1.		Names of Reporting Persons.
Peter Kolchinsky
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,000,000[1]
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,000,000[1]
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	1,000,000[1]
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11)	2.59%
14.		Type of Reporting Person (See Instructions)	IN

1  These shares represent 501,274 shares held by RA Capital Healthcare Fund, L.P. (the “Fund”) and 498,726 shares held by Blackwell Partners, LLC (“Blackwell”). RA Capital Management, LLC (“Capital”)  is the general partner of Fund and the investment adviser of Blackwell. Peter Kolchinsky is the sole manager of Capital.

CUSIP No.           232674507

1.		Names of Reporting Persons.
RA Capital Healthcare Fund, L.P.
2.		Check the Appropriate Box if a Member of a Group
			(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	501,274
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	501,274
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	501,274
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11)	1.30%
14.		Type of Reporting Person (See Instructions)	PN

Explanatory Note.

This Amendment No. 1 relates to and amends the Schedule 13D initially filed jointly by Peter Kolchinsky, RA Capital Management, LLC and RA Capital Healthcare Fund, L.P. (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on September 13, 2010 (the “Schedule 13D Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Cypress Bioscience, a Delaware corporation (the “Issuer”).  Mr. Kolchinsky (the “Manager”) is the manager of RA Capital Management, LLC (“Capital”), which is the investment adviser and sole general partner of RA Capital Healthcare Fund, L.P. (“Fund”) and serves as the investment adviser to a separate discretionary account. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D Statement.

Item 5 of the Schedule 13D Statement is hereby amended to the extent hereinafter expressly set forth.

Item 5.           Interest in Securities of the Issuer

(a)	Amount beneficially owned and percentage of class:

RA Capital Management, LLC                                    1,000,000 shares of Common Stock, representing 2.59% of the class
Peter Kolchinsky                                                           1,000,000 shares of Common Stock, representing 2.59% of the class
RA Capital Healthcare Fund, L.P.                               501,274 shares of Common Stock, representing 1.30% of the class

(b) Voting and disposition powers:

Sole power to vote or direct the vote:

RA Capital Management, LLC                                    1,000,000 shares of Common Stock, representing 2.59% of the class
Peter Kolchinsky                                                           0 shares of Common Stock, representing 0% of the class
RA Capital Healthcare Fund, L.P.                               501,274 shares of Common Stock, representing 1.30% of the class

Shared power to vote or direct the vote:

RA Capital Management, LLC                                     0 shares of Common Stock, representing 0% of the class
Peter Kolchinsky                                                           1,000,000 shares of Common Stock, representing 2.59% of the class
RA Capital Healthcare Fund, L.P.                                0 shares of Common Stock, representing 0% of the class

Sole power to dispose or direct the disposition:

RA Capital Management, LLC                                    1,000,000 shares of Common Stock, representing 2.59% of the class
Peter Kolchinsky                                                           0 shares of Common Stock, representing 0% of the class
RA Capital Healthcare Fund, L.P.                               1,000,000 shares of Common Stock, representing 1.30% of the class

Shared power to dispose or direct the disposition:

RA Capital Management, LLC                                    0 shares of Common Stock, representing 0% of the class
Peter Kolchinsky                                                           1,000,000 shares of Common Stock, representing 2.59% of the class
RA Capital Healthcare Fund, L.P.                               0 shares of Common Stock, representing 0% of the class

(c)           The Reporting Persons have engaged in the following transactions in the Issuer’s Common Stock since the most recent filing on Schedule 13D, which occurred on September 13, 2010:

Entity	Transaction	Trade Date	Shares	Price/Share
RA Capital Healthcare Fund LP	Open market sale	28-Sep-10	107,400	$3.7485
RA Capital Healthcare Fund, LP	Open market sale	28-Sep-10	5,100	$3.8347
RA Capital Healthcare Fund, LP	Open market sale	28-Sep-10	63,569	$3.7
RA Capital Healthcare Fund, LP	Open market sale	28-Sep-10	75,000	$3.7433
RA Capital Healthcare Fund, LP	Open market sale	28-Sep-10	37,500	$3.72
RA Capital Healthcare Fund, LP	Open market sale	29-Sep-10	25,000	$3.655
RA Capital Healthcare Fund, LP	Open market sale	29-Sep-10	56,785	$3.6677
RA Capital Healthcare Fund, LP	Open market sale	29-Sep-10	43,213	$3.6706
RA Capital Healthcare Fund, LP	Open market sale	29-Sep-10	50,002	$3.66
RA Capital Healthcare Fund, LP	Open market sale	30-Sep-10	90,357	$3.7197
Blackwell Partners LLC	Open market sale	28-Sep-10	107,400	$3.7485
Blackwell Partners, LLC	Open market sale	28-Sep-10	5,100	$3.8347
Blackwell Partners ,LLC	Open market sale	28-Sep-10	63,569	$3.7
Blackwell Partners, LLC	Open market sale	28-Sep-10	75,000	$3.7433
Blackwell Partners, LLC	Open market sale	28-Sep-10	37,500	$3.72
Blackwell Partners, LLC	Open market sale	29-Sep-10	25,000	$3.655
Blackwell Partners, LLC	Open market sale	29-Sep-10	56,785	$3.6677
Blackwell Partners, LLC	Open market sale	29-Sep-10	49,998	$3.66
Blackwell Partners, LLC	Open market sale	29-Sep-10	43,217	$3.6706
Blackwell Partners, LLC	Open market sale	30-Sep-10	89,897	$3.7197

(d)           N/A

(e)           The Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Stock of the Issuer on September 28, 2010.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 30, 2010

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Management, LLC
General Partner

By:	/s/ Peter Kolchinsky

Name: Peter Kolchinsky
Title: Manager

RA CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Kolchinsky

Name: Peter Kolchinsky
Title: Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky